UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February 2006

Commission File Number 1-14522

Open Joint Stock Company

“Vimpel-Communications”

(Translation of registrant’s name into English)

10 Ulitsa 8-Marta, Building 14, Moscow, Russian Federation 127083

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.    Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):             .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):             .

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPEN JOINT STOCK COMPANY ”VIMPEL-COMMUNICATIONS”
(Registrant)
Date: February 9, 2006
	By:	/s/ Alexander V. Izosimov
	Name:	Alexander V. Izosimov
	Title:	Chief Executive Officer and General Director

OJSC <VimpelCom> 8 Marta str., 10, bldg. 14, 127083, Moscow, Russia	Phone +7 (095) 725 0700	Fax +7 (095) 721 0017

VIMPELCOM Completes the Acquisition of

LLC Unitel, an Uzbekistani Cellular Operator

February 9, 2006, Moscow and New York. Open Joint-Stock Company Vimpel-Communications (“VimpelCom” or the “Company”) (NYSE: VIP) today announced that it has completed the acquisition of LLC “Unitel”, the second largest Uzbekistani cellular operator. The purchase price for Unitel was US$200 million plus assumption of approximately US$7.7 million in debt.

On January 18, 2006 VimpelCom announced that it executed an agreement with Germanos S.A. (Industrial and Commercial Company of Electronic Telecommunication Material and Supply of Telecommunication Services S.A.), Mr. Panos Germanos and the European Bank for Reconstruction and Development to purchase Unitel.

Unitel holds GSM-900 and 1800 licenses and currently serves approximately 364,000 subscribers, representing, according to the company’s estimates, a 31% market share in Uzbekistan.

Uzbekistan is located in Central Asia and borders Kazakhstan, Turkmenistan, Kyrgyzstan, Tajikistan and Afghanistan. With a population of approximately 26 million, Uzbekistan has the third largest population in the CIS behind Russia and Ukraine and had a mobile penetration rate of only 4.5% at the end of 2005. Uzbekistan has significant gold deposits as well as oil and gas and other important minerals. Its GDP had an annual rate of growth of 7.7% in 2004.

LeBoeuf Lamb Greene & MacRae acted as legal advisor to VimpelCom in these transactions.

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The VimpelCom Group of companies comprises cellular operators providing their services in Russia and Kazakhstan, as well as newly acquired cellular operators in Ukraine, Tajikistan and Uzbekistan.

The VimpelCom Group’s license portfolio covers approximately 232 million people. Geographically it covers 78 regions in Russia (with 136.5 million people, representing 94% of Russia’s population) as well as the entire territories of Kazakhstan, Ukraine, Tajikistan and Uzbekistan. VimpelCom was the first Russian company to list its shares on the New York Stock Exchange (“NYSE”). VimpelCom’s ADSs are listed on the NYSE under the symbol “VIP”.

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For more information please contact:

OAO VimpelCom PR Service:

Yulia Ostroukhova

+7 (095) 725-07-42, media@beeline.ru